Exhibit 99.1
Unaudited interim condensed
consolidated financial statements
of Orion Engineered Carbons S.A., Luxembourg,
as at September 30, 2017

Interim condensed consolidated income statements of
Orion Engineered Carbons S.A. for the three and nine months ended September 30, 2017 and 2016 - unaudited

		Three Months Ended Sep 30, 2017	Three Months Ended Sep 30, 2016	Nine Months Ended Sep 30, 2017	Nine Months Ended Sep 30, 2016
	Note	In EUR k	In EUR k	In EUR k	In EUR k
Revenue	3	285,071	259,682	888,716	753,818
Cost of sales		(204,220)	(176,929)	(633,851)	(502,532)

Gross profit	3	80,851	82,753	254,865	251,286

Selling expenses		(28,648)	(28,601)	(87,226)	(83,879)
Research and development costs		(3,966)	(3,654)	(11,949)	(10,718)
General and administrative expenses		(15,991)	(17,187)	(51,431)	(50,803)
Other operating income	4	521	533	2,576	1,602
Other operating expenses	4	(3,581)	(2,533)	(7,560)	(11,490)
Restructuring expenses		(810)	(27,900)	(1,477)	(27,900)

Operating result (EBIT)		28,376	3,411	97,798	68,098

Finance income	4	10,442	6,214	30,794	19,036
Finance costs	4	(18,863)	(15,609)	(58,865)	(46,080)
Share of profit or loss of joint ventures		121	121	363	298

Financial result		(8,300)	(9,274)	(27,708)	(26,746)

Profit or (loss) before income taxes		20,076	(5,863)	70,090	41,352

Income taxes	8	(7,052)	2,023	(24,410)	(15,337)

Profit or (loss) for the period		13,024	(3,840)	45,680	26,015

Earnings per Share (EUR per share), basic		0.22	(0.06)	0.77	0.44
Weighted average number of ordinary shares (in thousands)		59,320	59,320	59,320	59,364
Earnings per Share (EUR per share), diluted		0.21	(0.06)	0.75	0.43
Weighted average number of diluted ordinary shares (in thousands)		60,830	59,775	60,587	59,819

Interim condensed consolidated statements of comprehensive income of
Orion Engineered Carbons S.A. for the three and nine months ended September 30, 2017 and 2016 – unaudited

	Three Months Ended Sep 30, 2017	Three Months Ended Sep 30, 2016	Nine Months Ended Sep 30, 2017	Nine Months Ended Sep 30, 2016
	In EUR k	In EUR k	In EUR k	In EUR k

Profit or (loss) for the period	13,024	(3,840)	45,680	26,015

Exchange differences on translation of foreign operations
Change in unrealized gains/(losses)	(8,973)	4,719	(23,052)	3,832
Income tax effects	359	(27)	161	1,383

Unrealized net gains/(losses) on net investments in a foreign operation
Change in unrealized gains	5,264	857	18,297	4,059
Income tax effects	(1,702)	(277)	(5,914)	(1,312)

Unrealized net gains/(losses) on cash flow hedges
Change in unrealized gains/(losses)	330	(173)	(633)	(173)
Income tax effects	(73)	38	139	38

Net other comprehensive income to be reclassified to profit or loss in subsequent periods	(4,795)	5,137	(11,002)	7,827

Actuarial gains (losses) on defined benefit plans
Change in unrealized gains/(losses)	(574)	(1,983)	952	(11,103)
Income tax effects	194	630	(293)	3,593

Net other comprehensive income not to be reclassified to profit or loss in subsequent periods	(380)	(1,353)	659	(7,510)

Other comprehensive income, net of tax	(5,175)	3,784	(10,343)	317

Total comprehensive income, net of tax all attributable to equity holders of the parent	7,849	(56)	35,337	26,332

Interim condensed consolidated statements of financial position of
Orion Engineered Carbons S.A. as at September 30, 2017 and December 31, 2016 – unaudited

		Sep 30, 2017	Dec 31, 2016
A S S E T S	Note	In EUR k	In EUR k
Non-current assets
Goodwill		48,512	48,512
Other intangible assets		62,828	77,984
Property, plant and equipment		364,128	387,727
Investment in joint ventures		4,536	4,657
Other financial assets	7	1,123	2,178
Other assets		3,324	2,858
Deferred tax assets	8	42,320	60,955
		526,771	584,871
Current assets
Inventories	6	116,561	114,351
Trade receivables		195,657	190,503
Other financial assets	7	3,172	5,264
Other assets		25,754	21,985
Income tax receivables	8	3,495	7,704
Cash and cash equivalents		55,763	73,907
		400,402	413,714
		927,173	998,585

		Sep 30, 2017	Dec 31, 2016
E Q U I T Y A N D L I A B I L I T I E S	Note	In EUR k	In EUR k
Equity
Subscribed capital		59,635	59,635
Treasury shares	5	(3,415)	(3,415)
Reserves		(38,047)	(47,964)
Profit for the period	3	45,680	44,626
		63,853	52,882
Non-current liabilities
Pension provisions		54,393	54,736
Other provisions		11,802	13,747
Financial liabilities	7	571,338	613,659
Other liabilities		94	425
Deferred tax liabilities	8	32,890	44,557
		670,517	727,124
Current liabilities
Other provisions		44,262	60,056
Trade payables		108,163	122,913
Other financial liabilities	7	4,794	5,465
Income tax liabilities	8	17,547	16,759
Other liabilities		18,037	13,386
		192,803	218,579
		927,173	998,585

Interim condensed consolidated statements of cash flows of
Orion Engineered Carbons S.A. for the three and nine months ended September 30, 2017 and 2016 – unaudited

		Three Months Ended Sep 30, 2017	Three Months Ended Sep 30, 2016	Nine Months Ended Sep 30, 2017	Nine Months Ended Sep 30, 2016
	Note	In EUR k	In EUR k	In EUR k	In EUR k
Profit or (loss) for the period	3	13,024	(3,840)	45,680	26,015

Income taxes	8	7,052	(2,023)	24,410	15,337

Profit or (loss) before income taxes		20,076	(5,863)	70,090	41,352

Depreciation, amortization and impairment of intangible assets and property, plant and equipment		20,376	30,724	63,096	70,276
Other non-cash expenses		2,649	1,426	5,885	1,740
(Increase)/decrease in trade receivables		3,305	(7,177)	(15,986)	(4,681)
(Increase)/decrease in inventories	6	5,557	(10,101)	(9,026)	(4,081)
Increase/(decrease) in trade payables		(18,914)	8,050	(8,379)	12,319
Increase/(decrease) in provisions		3,359	21,456	(16,814)	15,517
Increase/(decrease) in other assets and liabilities that cannot be allocated to investing or financing activities		(4,460)	3,369	(3,850)	5,331
Finance income	4	(10,442)	(6,214)	(30,794)	(19,036)
Finance costs	4	18,863	15,609	58,865	46,080
Cash paid for income taxes		(4,511)	(6,426)	(16,073)	(17,128)

Cash flows from operating activities		35,858	44,853	97,014	147,689

Cash paid for the acquisition of intangible assets and property, plant and equipment		(17,191)	(10,151)	(51,579)	(48,167)

Cash flows from investing activities		(17,191)	(10,151)	(51,579)	(48,167)

Share buyback		—	—	—	(3,415)
Repayments of borrowings		(1,748)	(21,796)	(24,821)	(45,404)
Cash inflows related to current financial liabilities		8,219	6,779	18,542	7,139
Cash outflows related to current financial liabilities		(4,229)	—	(10,352)	(394)
Interest and similar expenses paid		(6,352)	(11,827)	(22,696)	(30,726)
Interest and similar income received		3,544	1,668	7,633	2,014
Dividends paid to shareholders		(10,000)	(10,000)	(30,000)	(29,994)

Cash flows from financing activities		(10,566)	(35,176)	(61,694)	(100,780)

Change in cash		8,101	(474)	(16,259)	(1,258)

Change in cash resulting from exchange rate differences		(884)	270	(1,885)	732
Cash and cash equivalents at the beginning of the period		48,546	64,939	73,907	65,261

Cash and cash equivalents at the end of the period		55,763	64,735	55,763	64,735

Interim condensed consolidated statements of changes in equity of
Orion Engineered Carbons S.A. for the nine months ended September 30, 2017 – unaudited

	Subscribed capital		Treasury shares	Capital reserves	Translation reserve	Cash flow hedge reserve	Reserve for hedges of a net investment in foreign operation	Reserve for actuarial gains (losses) on defined benefit plans	Retained Earnings	Total equity
	Number of common shares	Amount
		In EUR k	In EUR k	In EUR k	In EUR k	In EUR k	In EUR k	In EUR k	In EUR k	In EUR k
As at Jan 1, 2016	59,635,126	59,635	—	120,328	19,286	—	(11,403)	(12,930)	(125,230)	49,686
Profit for the period	—	—	—	—	—	—	—	—	26,015	26,015
Other comprehensive income, net of tax	—	—	—	—	5,215	(135)	2,747	(7,510)	—	317
Total comprehensive income, net of tax	—	—	—	—	5,215	(135)	2,747	(7,510)	26,015	26,332
Dividends paid	—	—	—	(29,994)	—	—	—	—	—	(29,994)
Share Buyback	(314,912)	—	(3,415)	—	—	—	—	—	—	(3,415)
Share based payments	—	—	—	2,213	—	—	—	—	—	2,213

As at Sep 30, 2016	59,320,214	59,635	(3,415)	92,547	24,501	(135)	(8,656)	(20,440)	(99,215)	44,822

As at Jan 1, 2017	59,320,214	59,635	(3,415)	83,909	27,764	752	(15,231)	(19,928)	(80,604)	52,882
Profit for the period	—	—		—	—	—	—	—	45,680	45,680
Other comprehensive income, net of tax	—	—		—	(22,891)	(494)	12,383	659	—	(10,343)
Total comprehensive income, net of tax	—	—	—	—	(22,891)	(494)	12,383	659	45,680	35,337
Dividends paid	—			(30,000)	—	—	—	—	—	(30,000)
Share-based payments	—	—	—	5,634	—	—	—	—	—	5,634

As at Sep 30, 2017	59,320,214	59,635	(3,415)	59,543	4,873	258	(2,848)	(19,269)	(34,924)	63,853

Notes to the unaudited interim condensed consolidated financial statements of Orion Engineered Carbons S.A., Luxembourg, as at September 30, 2017

1.	Organization and principal activities
Orion Engineered Carbons S.A. (“Orion” or the “Company”) is entered in the commercial register of Luxembourg under no. B 160558; the Company’s registered office is in Luxembourg; its business address is 6 Route de Trèves, L-2633 Senningerberg (Municipality of Niederanven), Grand Duchy of Luxembourg.
Orion’s unaudited interim condensed consolidated financial statements comprise Orion and its subsidiaries (the “Orion Group” or the “Group”). Orion was incorporated on April 13, 2011. Orion’s fiscal year is the calendar year.
Orion Group is a leading global manufacturer of carbon black products and is based in Luxembourg. Carbon black is a powdered form of carbon that is used to create the desired physical, electrical and optical qualities of various materials. Carbon black products are primarily used as consumables and additives for the production of polymers, printing inks and coatings (“Specialty Carbon Black” or “Specialties”) and in the reinforcement of rubber polymers (“Rubber Carbon Black” or “Rubber”).
Specialty Carbon Black are high-tech materials which are mainly used for polymers, printing systems and coatings applications. The various production processes result in a wide range of different Specialty Carbon Black pigment grades with respect to their primary particle size, structure and surface area/surface chemistry. These parameters affect jetness, tinting strength, undertone, dispersibility, oil absorption, electrical conductivity and other characteristics.
The types of Rubber Carbon Black used in the rubber industry are manufactured according to strict specifications and quality standards. Structure and specific surface area are the key factors in optimizing reinforcement properties in rubber polymers.
As at September 30, 2017, Orion operates 13 wholly owned production facilities in Europe, North and South America, Asia and South Africa and three sales companies. Ten holding companies and two service companies, as well as two production facilities in Portugal and France (currently in dissolution), are consolidated in the Orion Group. Additionally, the Group operates a joint venture with one production facility in Germany.
Orion’s global presence enables it to supply Specialty Carbon Black customers as well as international customers in the tire and rubber industry with the full range of carbon black grades and particle sizes. Sales activities are supported by sales and representative offices all around the globe. Integrated sales activities with key account managers and customer services are carried out in the US, Brazil, South Korea, Germany and China.
The Group’s unaudited interim condensed consolidated financial statements were authorized for issue by management on November 2, 2017.

2.	Basis of preparation of the interim condensed consolidated financial statements
Basis of preparation
The unaudited interim condensed consolidated financial statements as at and for the three and nine months ended September 30, 2017 have been prepared in accordance with IAS 34 Interim Financial Reporting as issued by the International Accounting Standards Board (“IASB”).
All International Financial Reporting Standards ("IFRSs") originated by the IASB, interpretations (IFRICs, SICs) originated by the IFRS Interpretations Committee applicable for the period ended September 30, 2017 have been applied.
The unaudited interim condensed consolidated financial statements do not include all the information and disclosures required in the annual financial statements, and should be read in conjunction with the Group’s annual financial statements for the year ended December 31, 2016.
The unaudited interim condensed consolidated financial statements are prepared in Euros, the presentation currency of the Orion Group. Except where stated otherwise, all figures are presented in thousands of Euros (EUR k) for the sake of clarity. Due to rounding, numbers presented throughout the tables and notes herein may not add up precisely to the totals we provide and percentages may not precisely reflect absolute figures.
First-time adoption of accounting standards
The accounting policies adopted in the preparation of the interim condensed consolidated financial statements are consistent with those followed in the preparation of the Group’s annual financial statements for the year ended December 31, 2016. The following amendments to IFRS, were adopted on January 1, 2017:

•	IAS 7 Statement of Cash Flow
As part of its disclosure initiative, the IASB published in January 2016 amendments to IAS 7 Statement of Cash Flow which requires a reconciliation of balance sheet movements for all liabilities for which cash flows are disclosed as “Cash flows from financing activities”. The adoption of the amendments has an impact on disclosure requirements for the Group for year end financial statements only.

3.	Segment information

Operating segments
The Group’s business is organized by product for corporate management purposes and has the following two operating segments: “Rubber” and “Specialties”.
The performance of the operating segments is assessed by reference to Adjusted EBITDA (as defined below) which is each segment's measure of profit or loss. Group financing (including finance costs and finance income), adjustment items and income taxes are managed on a Group basis and are not allocated to operating segments.

Segment reconciliation for the three months ended September 30, 2017 and 2016:

	In EUR k			In EUR k
	For the Three Months Ended Sep 30,			For the Three Months Ended Sep 30,
	2017			2016
	Rubber	Specialties	Total segments	Rubber	Specialties	Total segments
Revenue	178,621	106,450	285,071	164,981	94,701	259,682
Cost of sales	(142,104)	(62,116)	(204,220)	(125,664)	(51,265)	(176,929)
Gross profit	36,517	44,334	80,851	39,317	43,436	82,753
Adjusted EBITDA	20,155	34,323	54,478	22,182	33,243	55,425
Adjusted EBITDA Margin	11.3%	32.2%	19.1%	13.4%	35.1%	21.3%
Depreciation amortization and impairment of intangible assets and property, plant and equipment (1)	(12,455)	(7,921)	(20,376)	(23,393)	(7,331)	(30,724)
Share of profit of joint venture	(121)	—	(121)	(121)	—	(121)
Adjustment items			(5,605)			(21,169)
EBIT			28,376			3,411
(1) Includes €10.3 million impairment of fixed assets at our Ambès, France plant for the three months ended September 30, 2016 following the decision to cease production by December 31, 2016.
Segment reconciliation for the nine months ended September 30, 2017 and 2016:

	In EUR k			In EUR k
	For the Nine Months Ended Sep 30,			For the Nine Months Ended Sep 30,
	2017			2016
	Rubber	Specialties	Total segments	Rubber	Specialties	Total segments
Revenue	562,154	326,562	888,716	464,014	289,804	753,818
Cost of sales	(440,213)	(193,638)	(633,851)	(350,244)	(152,288)	(502,532)
Gross profit	121,941	132,924	254,865	113,770	137,516	251,286
Adjusted EBITDA	70,383	101,274	171,657	60,769	106,359	167,128
Adjusted EBITDA Margin	12.5%	31.0%	19.3%	13.1%	36.7%	22.2%
Depreciation amortization and impairment of intangible assets and property, plant and equipment (1)	(39,021)	(24,075)	(63,096)	(48,202)	(22,074)	(70,276)
Share of profit of joint venture	(363)	—	(363)	(298)	—	(298)
Adjustment items			(10,400)			(28,456)
EBIT			97,798			68,098
(1) Includes €10.3 million impairment of fixed assets at our Ambès, France plant for the nine months ended September 30, 2016 following the decision to cease production by December 31, 2016.

Definition of “Adjusted EBITDA”

“EBIT” (operating result) is defined as profit or loss for the period before income taxes and finance income and finance costs. “EBITDA” is defined as EBIT before depreciation, amortization and impairment losses. For management reporting purposes and as defined in the credit agreement governing our term loans “Adjusted EBITDA” is defined as EBITDA adjusted for acquisition related expenses, restructuring expenses, consulting fees related to Group strategy, share of profit or loss of joint venture and certain other adjustments. The Company believes that each of these items have less bearing on its performance of the underlying core business. “Adjusted EBITDA” is the management’s measure of the segment result.

Reconciliation of profit or loss	In EUR k		In EUR k
	For the Three Months Ended Sep 30,		For the For the Nine Months Ended Sep 30,
	2017	2016	2017	2016
Profit or (loss) for the period	13,024	(3,840)	45,680	26,015
Add back Income taxes	7,052	(2,023)	24,410	15,337
Profit or (loss) before taxes	20,076	(5,863)	70,090	41,352
Add back finance costs	18,863	15,609	58,865	46,080
Deduction share of profit of joint ventures	(121)	(121)	(363)	(298)
Deduction other finance income	(10,442)	(6,214)	(30,794)	(19,036)
Earnings before taxes and finance income/costs (operating result (EBIT))	28,376	3,411	97,798	68,098
Add back depreciation, amortization and impairment of intangible assets and property, plant and equipment (1)	20,376	30,724	63,096	70,276
EBITDA	48,752	34,135	160,894	138,374
Add back share of profit of joint venture	121	121	363	298
Add back restructuring expenses (2)	810	17,603	1,477	17,603
Add back consulting fees related to Group strategy (3)	918	297	1,887	2,063
Add back long term incentive plan	2,649	1,297	5,634	2,212
Add back other adjustments (4)	1,228	1,972	1,402	6,578
Adjusted EBITDA	54,478	55,425	171,657	167,128

(1) Includes €10.3 million impairment of fixed assets at our Ambès, France plant for the three and nine months ended September 30, 2016 following the decision to cease production by December 31, 2016.
(2) Reflecting the cost in connection with our global rubber footprint restructuring.
(3)    Consulting fees related to the Group strategy include external consulting fees from establishing and implementing our operating, tax and organizational strategies.
(4) Other adjustments (for items with less bearing on the underlying performance of the Company's core business) in the three months ended September 30, 2017 mainly relate to hurricane Harvey flooding in our Kingwood, Texas office and Orange, Texas plant of €0.8 million and costs in connection with our EPA enforcement action of €0.4 million. Other adjustments in the nine months ended September 30, 2017 include costs in connection with our EPA enforcement action of €1.6 million and hurricane Harvey flooding in our Kingwood, Texas office and Orange, Texas plant of €0.8 million, partially offset by a reimbursement following a successful objection against reassessed real estate transfer taxes in Germany of €1.3 million. Other adjustments (for items with less bearing on the underlying performance of the Company's core business) in the three months ended September 30, 2016 primarily relate to costs of €0.7 million in connection with our EPA enforcement action and cost of €0.5 million associated with the integration OECQ, which was acquired in the last quarter of 2015. Another €0.6 million are related to cost incurred during a production disruption in the Ambès, France plant. Other adjustments in the nine months ended September 30, 2016 primarily relate to costs of €3.5 million associated with our EPA enforcement action (including accrued expenses for penalties and mitigation projects), €1.6 million in connection with the OECQ integration as well as €0.5 million related to expenses recorded for the deductible of insurance claims arising from the flooding in our Orange, Texas plant. Another €0.6 million of expenses are related to cost incurred during a production disruption in the Ambès, France plant.

Geographic information by legal entity

Revenues	In EUR k		In EUR k
	For the Three Months Ended Sep 30,		For the Nine Months Ended Sep 30,
	2017	2016	2017	2016
Germany	113,268	100,512	354,963	295,892
United States	70,690	69,658	224,372	200,210
South Korea	52,894	48,056	162,160	144,795
Brazil	17,240	15,276	53,353	39,459
China	13,905	10,109	37,797	27,919
South Africa	10,353	9,910	32,453	25,293
Other	4,475	4,919	15,994	14,938
Rest of Europe*	2,246	1,242	7,624	5,312
Total	285,071	259,682	888,716	753,818

*	Country of domicile of the Group (Luxembourg) EUR nil

Goodwill, intangible assets, property, plant and equipment	In EUR k
	As at Sep 30,	As at Dec 31,
	2017	2016
Germany	120,647	131,975
Sweden	67,154	67,432
Italy	60,129	61,438
Poland	39,922	40,319
Rest of Europe	3,316	3,321
Subtotal Europe	291,168	304,485

United States	63,111	85,123
South Korea	74,915	71,590
South Africa	24,937	27,684
Brazil	13,122	16,839
China	8,189	8,468
Other	26	34
Total	475,468	514,223

4.	Other operating income, other operating expenses, restructuring expenses, financial result
Other operating income increased by EUR 974k from EUR 1,602k for the nine months ended September 30, 2016 to EUR 2,576k for the nine months ended September 30, 2017. Other operating income for the nine months ended September 30, 2017 mainly comprised of EUR 1,275k reimbursement of property tax paid. Other operating income for the nine months ended September 30, 2016 mainly comprised of EUR 665k insurance reimbursement for lost sales due to a flooding in the Orange, Texas plant.
Other operating expenses decreased by EUR 3,930k from EUR 11,490k for the nine months ended September 30, 2016 to EUR 7,560k for the nine months ended September 30, 2017. Other operating expenses for the nine months ended September 30, 2017 mainly include consulting fees (EUR 1,887k) and other adjustment items (EUR 2,677k) with less bearing on the underlying business. Other operating expenses for the nine months ended September 30, 2016 mainly comprise of consulting fees (EUR 2,063k) and other adjustment items (EUR 6,578k) with less bearing on the underlying business. For further details please see Note 3 (Segment information).

As a result of the strategic review of our Rubber Carbon Black footprint resulting in the decision to close the Ambès plant in France restructuring costs of EUR 27,900k were incurred in the third quarter of 2016. In the third quarter of 2017 additional costs of EUR 810k in association with the global review of our Rubber Carbon Black footprint were incurred. The cost for the nine months of 2017 amounted to EUR 1,477k.
Financial result includes finance income, finance costs and share of profit or loss of joint ventures. Financial result decreased by EUR 962k from EUR 26,746k net finance expenses for the nine months ended September 30, 2016 to EUR 27,708k net finance expenses for the nine months ended September 30, 2017. The decrease is mainly due to unfavorable FX-Effects partly offset from savings in interest expenses due to repricing and voluntary repayments of existing term loans in December 2015, January 2016 and July 2016.
The table below presents a breakdown of financial result for the nine months ended September 30, 2017 and 2016:

Financial Result	EUR k
	For the Nine Months Ended Sep 30,
	2017	2016
Interest expense on term loans	(16,118)	(23,671)
Amortization of transaction costs	(3,397)	(2,925)
Bank commitment charges	(943)	(1,022)
Interest income	927	524
Interest on non-current provisions	(1,274)	(704)
Other interest expense, net	(3,855)	(3,131)
Total net interest expenses	(24,660)	(30,929)
Gains from foreign currency revaluation	29,867	18,512
Losses from foreign currency revaluation	(33,268)	(14,526)
Net foreign currency revaluation impact	(3,401)	3,986
Bank guarantee expense	(10)	(101)
Share of profit of joint ventures	363	298
Financial Result	(27,708)	(26,746)
:

5.	Share-based compensation
On July 31, 2015, the Company established the Long Term Incentive Plan ("LTIP" or the "2015 Plan") providing for the grant of performance share units (PSUs) to employees and officers selected by the Compensation Committee of the Board of Directors (the “Compensation Committee”). It is intended that vested PSUs will be settled in Company's stock. On August 2, 2016 the Compensation Committee established a consecutive LTIP (the "2016 Plan") having consistent terms as compared to the 2015 Plan. On July 31, 2017 the Compensation Committee established a consecutive LTIP (the "2017 Plan") having consistent terms as compared to the 2015 and 2016 Plan.The following table details the costs incurred with respect to the three plans.

	EUR k
	For the Nine Months Ended Sep 30,
	2017	2016
Expense arising from equity-settled share based payment transactions (2015 Plan)	2,089	1,626
Expense arising from equity-settled share based payment transactions (2016 Plan)	2,784	587
Expense arising from equity-settled share based payment transactions (2017 Plan)	761	—
Total share based compensation expenses	5,634	2,213

The following table illustrates the number of, and movements in, performance share units ("PSUs") during the year:

	2015 Plan		2016 Plan		2017 Plan		Total
	Number of PSUs		Number of PSUs		Number of PSUs		Number of PSUs
	For the Nine Months Ended Sep 30,		For the Nine Months Ended Sep 30,		For the Nine Months Ended Sep 30,		For the Nine Months Ended Sep 30,
	2017	2016	2017	2016	2017	2016	2017	2016
Outstanding at January 1	454,959	463,830	690,279	—	—	—	1,145,238	463,830
Granted during the period	—	—	—	687,812	473,646	—	473,646	687,812
Forfeited during the period	(1,515)	(8,871)	(4,241)	—	—	—	(5,756)	(8,871)
Exercised during the period	—	—	—	—	—	—	—	—
Outstanding as at September 30	453,444	454,959	686,038	687,812	473,646	—	1,613,128	1,142,771
The following table lists the inputs to the model used for the 2015 Plan, 2016 plan and the 2017 Plan:

	2015 Plan	2016 Plan	2017 Plan
Dividend Yield (%)	2.14	2.23	1.88
Expected Volatility OEC (%)	25.16	32.07	33.77
Expected Volatility Peer Group (%)	13.90	18.12	17.30
Correlation	0.5234	0.4952	0.4574
Risk-free interest rate (%)	0.90	0.76	1.45
Model used	Monte Carlo	Monte Carlo	Monte Carlo
Weighted average fair value of PSUs granted in EUR	15.875	15.225	21.395
6.    Inventories
The impairment allowance as of September 30, 2017 and September 30, 2016, respectively, amounted to EUR 4,258k and EUR 3,983k and developed as follows:

	In EUR k
	2017	2016
As at January 1,	4,208	3,399
Addition	2,969	3,223
Utilization	(2,239)	(2,556)
Release	(680)	(83)
As at September 30,	4,258	3,983

7.	Financial assets and liabilities
The table below presents fair values and the allocation of the fair value measurements to the hierarchy levels as at September 30, 2017 and December 31, 2016:

	In EUR k as at
	Sep 30, 2017			Dec 31, 2016
	Level 1	Level 2	Level 3	Level 1	Level 2	Level 3
Financial assets measured at fair value
Receivables from derivatives	—	952	—	—	2,826	—
Financial liabilities measured at fair value
Liabilities from derivatives	—	3,508	—	—	863	—
Liabilities for which fair values are disclosed
Term loan	—	576,093	—	—	630,581	—
Local bank loans	—	7,679	—	—	—	—
The receivables from derivatives of EUR 952k and EUR 2,826k as at September 30, 2017 and December 31, 2016, respectively, are presented in other non-current financial assets with an amount of EUR 349k and EUR 1,227k as at September 30, 2017 and December 31, 2016, respectively, and other current financial assets with an amount of EUR 603k and EUR 1,599k as at September 30, 2017 and December 31, 2016, respectively. The liabilities from derivatives of EUR 3,508k and EUR 863k as at September 30, 2017 and December 31, 2016, respectively, are presented in other non-current financial liabilities with an amount of EUR 2,674k and EUR 0k as at September 30, 2017 and December 31, 2016, respectively, and other current financial liabilities with an amount of 834k and 863k as at September 30, 2017 and December 31, 2016, respectively. Those derivatives are solely used to hedge the on balance sheet payables and receivables, interest rate payments on the term loan and commodity price risks for sales to a specific customer as part of our hedging strategy.
To reduce the Group's foreign currency exposure a portion of the USD-denominated term loan is designated as a hedge of the net investment in a foreign operation. Effective January 1, 2015, US Dollar 180 million was designated to cover foreign currency risks related to the Company's U.S. business. The hedging amount did not exceed the net equity amount as of September 30, 2017 of the Group's affiliated U.S. subsidiaries. The amount accounted for in other comprehensive income for the net investment hedge was EUR 18,297k in the nine months ended September 30, 2017 and EUR 4,059k in the nine months ended September 30, 2016.
The Euro-equivalent of the USD-denominated term loan decreased during the first nine months of 2017 from EUR 285,559k to EUR 245,063k due to a regular repayment of 0.75% of the initial principal amount, voluntary repayment of USD 9.0 million and USD exchange rate fluctuation. The EUR-denominated term loan decreased during the first nine months of 2017 from EUR 345,023k to EUR 331,030k due to a regular repayment of 0.75% of the initial principal amount and EUR 11.0 million voluntary repayment.
The Euro-equivalent of the USD-denominated term loan decreased during the first nine months of 2016 from EUR 299,980k to EUR 270,498k due to a regular repayment of 0.75% of the initial principal amount and USD exchange rate fluctuation as well as EUR 20 million-equivalent voluntary repayment. The EUR-denominated term loan decreased during the first nine months of 2016 from EUR 369,013k to EUR 346,020k due to a regular repayment of 0.75% of the initial principal amount and EUR 20 million voluntary repayment.
On May 30, 2017, the Company entered into an amendment (the “Amendment”) to the Credit Agreement (the “Credit Agreement”) originally dated as of July 25, 2014, among the Company and certain of its subsidiaries, as Borrowers or Guarantors, the Lenders from time to time party thereto and Goldman Sachs Bank US, as administrative agent for the Lenders. The Amendment relates to the revolving credit facility provided by the Credit Agreement. The Amendment (i) reduces the commitment fee paid on the unused commitments from 40% of the Applicable Rate (as defined in the Credit Agreement) to 35% of the Applicable Rate, (ii) extends the maturity date for the revolving credit facility to April 25, 2021 and (iii) increases the aggregate amount of revolving credit commitments to €175 million. All other terms of the Credit Agreement remain substantially unchanged. The Amendment became effective on May 31, 2017.

On August 10, 2017, OEC Co. Ltd. in Korea has closed a term loan facility with Hana Bank with an amount of KRW 24 billion and a term of three years to finance the consolidation of our two plants in Korea. The loan is collateralized by real estate and machinery of our plant in Bupyong. Per September 30, 2017 the loan is drawn with an amount of EUR 7,679k.
8.    Deferred and current taxes
The development of deferred tax assets and liabilities relates to changes in temporary differences and tax loss carry forwards. Income tax receivables decreased from EUR 7,704k at December 31, 2016 to EUR 3,495k at September 30, 2017 due to tax refunds received from tax authorities. Income tax liabilities increased by 788k (EUR 16,759k at December 31, 2016 and EUR 17,547k at September 30, 2017).
Income taxes in the nine months ended September 30, 2017 amounted to EUR 24,410k compared to EUR 15,337k in the nine months ended September 30, 2016, reflecting profit in these periods.
The effective tax rate of 34.8% for the nine months ended September 30, 2017 deviated from the expected group rate of 32% primarily due to non-creditable withholding taxes on tax exempt dividends received from the Korean subsidiary. The tax effect for the nine months ended September 30, 2017 was 1.8% and the impact of this first quarter event will have a reduced effect on the annual effective tax rate over the remainder of the year. Other non-deductible business expenses and non-deductible interest expenses due to local trade tax adjustments for the Group’s German entities also impacted the rate by 6.1%. Offsetting these unfavorable impacts by 1.4% were benefits from tax exempt income due to domestic production activities in the United States and ACE deduction in Italy. Changes in recognition of losses and deductible temporary differences in Luxembourg, Germany, Brazil, South Africa, and Sweden resulted in a further 2.6% decrease. The remaining difference primarily relates to foreign tax rate differentials.
The effective tax rate of 37.1% for the nine months ended September 30, 2016 deviated from the expected group rate of 32% in part due to non-creditable withholding taxes on tax exempt dividends received in the first quarter of 2016 from the Group's Korean subsidiary. The tax effect for the nine months ended September 30, 2016 was 3.9% and the impact of this first quarter event had a reduced effect on the annual effective tax rate over the remainder of the year 2016. Other non-deductible business expenses and non-deductible interest expenses due to local trade tax adjustments for the Group’s German entities also impacted the rate by 8.1%. Offsetting these unfavorable impacts by 2.4% were benefits from tax exempt income due to domestic production activities in the United States and ACE deduction in Italy. Changes in recognition of losses and deductible temporary differences in Luxembourg, Germany, Brazil, South Africa, Portugal and Sweden also resulted in a favorable impact of 0.2%. The remaining difference primarily relates to foreign tax rate differentials.

9.	Contingent liabilities and other financial obligations
To safeguard the supply of raw materials, contractual purchase commitments under long-term supply agreements for raw materials, especially oil and gas, are in place with the following maturities:

	In EUR k
	As at Sep 30,	As at Dec 31,
Maturity	2017	2016
Less than one year	46,692	147,857
1 to 5 years	103,939	227,074
More than 5 years	4,554	38,435

Total	155,185	413,366

EPA Action

During 2008 and 2009, the U.S. Environmental Protection Agency (“EPA”) contacted all U.S. carbon black producers as part of an industry-wide EPA initiative, requesting extensive and comprehensive information under Section 114 of the U.S. Clean Air Act, to determine, for each facility, that either: (i) the facility has been in compliance with the Clean Air Act; (ii) violations have occurred and enforcement litigation may be undertaken; or (iii) violations have occurred and a settlement of an enforcement case is appropriate. In response to information requests received by the Company’s U.S. facilities, the Company furnished information to the EPA on each of its U.S. facilities. The Company’s Belpre (Ohio) facility was an initial subject of these investigations and received notices under Section 113(a) of the Clean Air Act from the EPA in 2010 alleging violations of Prevention of Significant Deterioration (“PSD”) and Title V permitting requirements under the Clean Air Act. In October 2012, the Company received a corresponding notice and finding of violation (an “NOV”) alleging the failure to obtain PSD and Title V permits reflecting Best Available Control Technology (“BACT”) at several units of the Company’s Ivanhoe (Louisiana) facility. In January 2013 the Company also received an NOV issued by the EPA for its facility in Borger (Texas) alleging the failure to obtain PSD and Title V permits reflecting BACT during the years 1996 to 2008. The Company received a comparable NOV from the EPA for the Company’s U.S. facility in Orange (Texas) in February 2013; and an NOV in March 2016 alleging more recent non-PSD air emissions violations primarily at the dryers and the incinerator of the Orange facility.

In November 2013, Orion began discussions with the EPA and the U.S. Department of Justice (“DOJ”) about a potential settlement to resolve the NOVs. These discussions are currently ongoing and amongst other things have focused on target emission levels, emission caps, changes in raw materials, installation of air pollution control technology as well as potential civil penalties and environmental mitigation projects and other measures that might have to be installed and operated at one or more of the Company’s U.S. facilities to settle the EPA action. The Company received a first draft term sheet from the EPA in November 2013 specifying certain target emission reduction levels, pollution controls and other terms the EPA demanded in a settlement. The EPA revised such proposed specifications and terms several times in response to counter-proposals presented by the Company. The last draft of a Consent Decree was received from the EPA in July 2017, and a meeting as well as various phone calls have occurred since then. As long as the Company and EPA continue to consider settlement a possibility to resolve the NOVs, the Company currently expects that further mark-ups of the draft Consent Decree will be exchanged with the EPA and further meetings with the EPA on these matters will occur.

The EPA action could result in significant capital expenditures for pollution controls to reduce air emissions at the Company’s U.S. facilities on an ongoing basis. If the Company and the EPA/DOJ fail to reach a settlement agreement or the EPA decides that the negotiations on a potential settlement should no longer be pursued as such, the EPA/DOJ could bring a lawsuit against the Company. Orion would expect to assert various defenses to EPA/DOJ’s allegations. The Company has and is continuing as necessary to examine the technological solutions to reach various emission reduction levels in the U.S. facilities of the Company. Although we have made progress in assessing the cost of these solutions based on the various proposed approaches outlined in the EPA’s and the Company’s proposals and counterproposals, these estimates of cost will remain uncertain until a settlement were to be finally reached. The Company also notes that the installation of pollution control technologies at its U.S. plants in response to the EPA action would increase the ongoing operating costs of those plants. The Company may not be able to pass the cost increases on to its customers.

The Company notes that, based on EPA’s public announcements, two competitors, Cabot Corporation (“Cabot”) and Continental Carbon Corporation (“Continental”), have entered into settlement agreements with EPA/DOJ. In November 2013, Cabot agreed to pay a U.S. Dollar 975,000 civil penalty to the EPA and fund U.S. Dollar 450,000 in environmental mitigation projects. Cabot is also required to install certain technology controls as part of the settlement that it estimated would require investments of approximately U.S. Dollar 85 million. In March 2015, Continental agreed to pay a U.S. Dollar 650,000 civil penalty and fund U.S. Dollar 550,000 in environmental mitigation projects. Continental is also required to install certain technology controls as part of the settlement that it estimated would require investments of approximately U.S. Dollar 98 million. None of the Company’s other U.S. competitors have announced settlements with the U.S. government.

Orion’s agreement with Evonik in connection with the Acquisition provides for a partial indemnity from Evonik against various exposures, including, but not limited to, capital investments, fines and costs arising in connection with Clean Air Act violations that occurred prior to July 29, 2011. Except for certain relatively less relevant allegations contained in the second NOV received for the Company’s facility in Orange (Texas) in March 2016, all of the other allegations made by the EPA with regard to all four of the Company’s U.S. facilities - as discussed above - relate to alleged violations before July 29, 2011. The indemnity provides for a recovery from Evonik of a share of the costs (including fines), expenses (including reasonable attorney’s fees, but excluding costs for maintenance and control in the ordinary course of business and any internal cost of monitoring the remedy), liabilities, damages and losses suffered and is subject to various contractual provisions including provisions set forth in the Share Purchase Agreement with Evonik, such as a de minimis clause, a basket, overall caps (which apply to all covered exposures and all covered environmental exposures, in the aggregate), damage mitigation and cooperating requirements, as well as a statute of limitations provision. Due to the cost-sharing and cap provisions in Evonik’s indemnity, the Company expects that substantial costs it would incur in this EPA enforcement initiative could exceed the scope of the indemnity, perhaps in the tens of millions of Euros. In addition, Evonik has signaled that it may likely defend itself against claims under the indemnity; while the Company intends to enforce its rights vigorously, there is no assurance that the Company will be able to recover costs or expenditures incurred under the indemnity as it expects or at all.

The Company is in continuing discussions with the EPA about this enforcement action and, while the outcome of these discussions is uncertain, the Company believes that a potential settlement with the EPA, if reached, would likely involve costs and expenditures similar in nature to those announced by Cabot and Continental as noted above; although it would generally be expected that the amounts would be significantly larger due to the greater number of U.S. facilities operated by the Company. Such costs will also be affected by the locations and characteristics of the facilities concerned as well as other factors. Were we to install, at our U.S. facilities, pollution controls generally comparable to the scope Cabot and Continental have indicated they are installing under their settlements, we currently believe that the aggregated capital costs for us could be 30% to 70% higher than those announced by Cabot and referenced above, i.e. could be in a range between approximately U.S. Dollar 110 - 140 million to be spent over a time period of approximately up to seven years (not taking into account a potential recovery of amounts under the indemnity from Evonik). We caution, however, that the actual capital costs we might need to incur, were we to settle the EPA matter, remain uncertain. In particular, technology solutions we might choose to implement may differ in scope and operation from those we currently anticipate and factors, such as timing, locations, target levels and local regulations, could also affect capital costs differently to what we currently estimate. We also caution that the foregoing does not include any civil penalties or the costs of such mitigation projects that are customarily part of any settlement with the EPA, were one to be reached. The Company has received the indication that a potential settlement could foresee the commitment to civil penalties and the financing of mitigation projects in the aggregate amount of up to approx. U.S. Dollar 1.35 million. The Company has established a provision related to penalties and mitigation projects which it considers appropriate. However, the overall capital costs necessary to settle the EPA matter, were we to do so, remain uncertain until all significant open issues are adequately addressed, and accordingly, may differ from the amounts indicated above. It remains uncertain as to whether acceptable settlement terms can be reached, whether the Company or the EPA will elect to pursue litigation instead and, in either case, the extent of any indemnification the Company will be able to obtain from Evonik. As a result, the total financial impact of this enforcement action on the Company remains unclear.

This enforcement action could have a material adverse effect on the Company’s operating results and cash flows for the particular period in which it incurs the related costs or liabilities. While capital expenditures made in response to the EPA action would be capitalized and amortized over time, civil penalties and the funding costs associated with environmental mitigation projects would reduce the Company’s results of operations in the reporting periods in which the costs are incurred or provided for.

10.	Related parties
In addition to the subsidiaries included in the consolidated financial statements related parties are Kinove Luxembourg Holdings 1 S.à r. l. ("Kinove Holdings") and a co-investor as largest shareholders of Orion Engineered Carbons S.A., the shareholders of Kinove Holdings and the co-investor and one joint venture of Orion that is accounted for using the equity method.
We have not entered into material related party transactions other than in the normal course of business.
Senningerberg (Municipality of Niederanven), November 2, 2017
Orion Engineered Carbons S.A., Luxembourg

Jack Clem	Charles Herlinger
Managing Director	Managing Director

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
The following discussion and analysis summarizes the significant factors affecting our results of operations and financial condition during the quarter and nine months ended September 30, 2017 and 2016 and should be read in conjunction with Orion Engineered Carbons S.A.'s annual report on Form 20-F for the year ended December 31, 2016 (the "form 20-F"), which is available on the EDGAR system of the U.S. Securities and Exchange Commission (www.sec.gov) as well as on our webpage (www.orioncarbons.com).
We believe that certain factors disclosed in the form 20-F have had, and will continue to have, a material effect on our results of operations and financial condition. Those factors, as disclosed under Item 5 "Operating and Financial Review and Prospects–Key Factors Affecting Our Results of Operations" in our form 20-F, have not changed materially subsequent to the filing of the form 20-F.
As many of the factors described in our form 20-F are beyond our control and certain of these factors have historically been volatile, past performance will not necessarily be indicative of future performance and it is difficult to predict future performance with any degree of certainty. In addition, important factors that could cause our actual results of operations or financial conditions to differ materially from those expressed or implied in any forward-looking statements below, include, but are not limited to, factors indicated in our form 20-F under Item 3. "Key Information–D. Risk Factors" and "Note Regarding Forward-Looking Statements."
Due to rounding, numbers presented below may not add up precisely to the totals we provide and percentages may not precisely reflect absolute figures.
Non-IFRS Financial Measures
We focus on Contribution Margin and Adjusted EBITDA as measures of our operating performance. Contribution Margin and Adjusted EBITDA presented in this Management Discussion and Analysis have not been prepared in accordance with IFRS or the accounting standards of any other jurisdiction. Other companies may use similar non-IFRS financial measures that are calculated differently from the way we calculate these measures. Accordingly, our Contribution Margin and Adjusted EBITDA may not be comparable to similar measures used by other companies and should not be considered in isolation, or construed as substitutes for, revenue, consolidated profit or loss for the period, operating result (EBIT), gross profit and other IFRS measures as indicators of our results of operations in accordance with IFRS.
We calculate Contribution Margin by subtracting variable costs (such as raw materials, packaging, utilities and distribution costs) from our revenue. We believe that Contribution Margin is useful because we see this measure as indicating the portion of revenue that is not consumed by such variable costs and therefore contributes to the coverage of all other costs and profits.
We define Adjusted EBITDA as operating result (EBIT) before depreciation and amortization, adjusted for acquisition related expenses, restructuring expenses, consulting fees related to Group strategy, share of profit or loss of joint venture and certain other items. Adjusted EBITDA is defined similarly in our credit agreements. Adjusted EBITDA is used by our management to evaluate our operating performance and make decisions regarding allocation of capital because it excludes the effects of items that have less bearing on the performance of our underlying core business. Our use of Adjusted EBITDA has limitations as an analytical tool, and should not be considered in isolation or as a substitute for analysis of our financial results as reported under IFRS. Some of these limitations are: (a) although Adjusted EBITDA excludes the impact of depreciation and amortization, the assets being depreciated and amortized may have to be replaced in the future and thus the cost of replacing assets or acquiring new assets, which will affect our operating results over time, is not reflected; (b) Adjusted EBITDA does not reflect interest or certain other costs that we will continue to incur over time and will adversely affect our profit or loss, which is the ultimate measure of our financial performance and (c) other companies, including companies in our industry, may calculate Adjusted EBITDA or similarly titled measures differently. Because of these and other limitations, Adjusted EBITDA should be considered alongside our other IFRS-based financial performance measures, such as consolidated profit or loss for the period.
The non-IFRS measure Net Working Capital is discussed below.

Results of Operations and Segment Discussion
Revenue
Revenue increased by €25.4 million, or 9.8%, from €259.7 million (€94.7 million in our Specialty Carbon Black segment and €165.0 million in our Rubber Carbon Black segment) in the third quarter of 2016 to €285.1 million (€106.5 million in our Specialty Carbon Black segment and €178.6 million in our Rubber Carbon Black segment) in the third quarter of 2017, reflecting mainly the pass through of higher feedstock costs to customers with agreements that link price to the cost of feedstock, price increases in the segments, strong growth in the higher priced specialty segment, offset by negative foreign exchange rate translation impacts.

Revenue increased by €134.9 million, or 17.9%, from €753.8 million (€289.8 million in our Specialty Carbon Black segment and €464.0 million in our Rubber Carbon Black segment) for the nine months ended September 30, 2016 to €888.7 million (€326.6 million in our Specialty Carbon Black segment and €562.2 million in our Rubber Carbon Black segment) for the nine months ended September 30, 2017. This revenue increase was primarily due to sales price increases resulting from pass through of higher feedstock costs, certain base price increases and foreign exchange translation effects, offset partly by lower volumes.
Total volume decreased by 4.2 kmt overall, or 1.5%, from 277.1 kmt (59.7 kmt in our Specialty Carbon Black Segment and 217.3 kmt in our Rubber Carbon Black segment) in the third quarter of 2016 to 272.9 kmt (66.6 kmt in our Specialty Carbon Black segment and 206.3 kmt in our Rubber Carbon Black segment) in the third quarter of 2017. This 1.5% decrease reflected stronger volumes in the Specialty Carbon Black business, offset by lower Rubber Carbon Black volumes in part as a result of the closure of our manufacturing facility in France, the impact of hurricane Harvey and the ongoing conversion of capacity in South Korea.
Total volume decreased by 32.8 kmt, or 3.9%, from 847.3 kmt (182.3 kmt in our Specialty Carbon Black Segment and 665.0 kmt in our Rubber Carbon Black segment) for the nine months ended September 30, 2016 to 814.6 kmt (198.8 kmt in our Specialty Carbon Black segment and 615.7 kmt in our Rubber Carbon Black segment) for the nine months ended September 30, 2017. While Specialty Carbon Black saw strong growth, volumes in the Rubber Carbon Black segment decreased mostly as a result of the closure of our manufacturing facility in France, a prolonged maintenance turnaround on one of our facilities in the US and the conversion of rubber capacity in Korea, which includes conversion of rubber capacity to specialty production.
Cost of Sales and Gross Profit
Cost of sales increased by €27.3 million, or 15.4%, from €176.9 million (€51.3 million in our Specialty Carbon Black segment and €125.7 million in our Rubber Carbon Black segment) in the third quarter of 2016 to €204.2 million (€62.1 million in our Specialty Carbon Black segment and €142.1 million in our Rubber Carbon Black segment) in the third quarter of 2017. This increase in cost of sales relates primarily to the impact of higher oil prices of our feedstock costs and to a lesser extent due to foreign exchange translation effects and unfavorable feedstock differentials, offset in part by effects from lower volumes.
Cost of sales increased by €131.4 million, or 26.1%, from €502.5 million (€152.3 million in our Specialty Carbon Black segment and €350.2 million in our Rubber Carbon Black segment) for the nine months ended September 30, 2016 to €633.9 million (€193.6 million in our Specialty Carbon Black segment and €440.2 million in our Rubber Carbon Black segment) for the nine months ended September 30, 2017. This increase in cost of sales relates primarily to the impact of higher oil prices of our feedstock costs and to a lesser extent due to unfavorable feedstock differentials and foreign exchange translation effects, offset in part by effects from lower volumes.
The net impact of the aforementioned changes in revenues and cost of sales was that gross profit decreased by €1.9 million, or 2.0%, from €82.8 million (€43.4 million in our Specialty Carbon Black segment and €39.3 million in our Rubber Carbon Black segment) in the third quarter of 2016 to €80.9 million (€44.3 million in our Specialty Carbon Black segment and €36.5 million in our Rubber Carbon Black segment) in the third quarter of 2017.
The net impact of the aforementioned changes in revenues and cost of sales was that gross profit increased from €251.3 million (€137.5 million in our Specialty Carbon Black segment and €113.8 million in our Rubber Carbon Black segment) for the nine months ended September 30, 2016 to €254.9 million (€132.9 million in our Specialty Carbon Black segment and €121.9 million in our Rubber Carbon Black segment) for the nine months ended September 30, 2017.

Selling Expenses
Selling and marketing expenses remained stable at €28.6 million in the third quarter of 2016 and 2017 respectively. Salary and general cost increases were compensated by lower shipping costs related to decreased sales volumes in the in the third quarter of 2017 compared to third quarter of 2016.
Selling and marketing expenses increased by €3.3 million from €83.9 million in the nine months of 2016 to €87.2 million in the nine months of 2017. This increase was in part due to increased salaries including variable compensation and general cost increases.
Research and Development Costs
Research and development costs increased by €0.3 million from €3.7 million in the third quarter of 2016 to €4.0 million in the third quarter of 2017. This change mainly reflects the timing of expenditures for individual development programs.
Research and development costs increased slightly by €1.2 million from €10.7 million in the nine months of 2016 to €11.9 million in the nine months of 2017.
General Administrative Expenses
General administrative expenses decreased by €1.2 million from €17.2 million in the third quarter of 2016 to €16.0 million in the third quarter of 2017 mainly as a result of cost saving initiatives as well as foreign currency exchange rate translation impacts.
General administrative expenses increased by €0.6 million from €50.8 million in the in the nine months of 2016 to €51.4 million in the nine months of 2017, mainly as a result of inflationary increases which were in part offset by cost saving initiatives as well as by impacts from foreign currency exchange rate translation effects.
Other Operating Income and Expenses, Restructuring Expenses
Other operating income and expenses, increased from a net expense of €2.0 million in the third quarter of 2016 to a net expense of €3.1 million in the third quarter of 2017. This increase was mainly associated with €0.8 million cost related to hurricane Harvey.
Other operating income and expenses, net improved by €4.9 million from a net expense of €9.9 million in the nine months of 2016 to a net expense of €5.0 million in the nine months of 2017, mainly as a result of a reimbursement following a successful objection against a reassessed real estate transfer tax in Germany of EUR 1.3 million as well as a reduction in certain other expenses with less bearing on the company's core business.

As a result of the strategic review of our Rubber Carbon Black footprint resulting in the decision to close the Ambès plant in France restructuring costs of €27.9 million were incurred in the third quarter of 2016. In the third quarter of 2017 additional cost of €0.8 million in association with the global review of our Rubber Carbon Black footprint were incurred. The cost for the nine months of 2017 amounted to €1.5 million.
Operating Result (EBIT)
Operating result increased by €25.0 million, from €3.4 million in third quarter of 2016 to €28.4 million in the third quarter of 2017 mainly as a result of the one-time effect of restructuring cost associated with the closure of the Ambès, France plant amounting to €27.9 million recorded in the third quarter of 2016.
Operating result increased by €29.7 million, or 43.6%, from €68.1 million in the nine months of 2016 to €97.8 million in the nine months of 2017 reflecting the effects discussed above. mainly as a result of the one-time effect of restructuring cost associated with the closure of the Ambès, France plant amounting to €27.9 million recorded in the the third quarter of 2016.

Finance Costs, Net
Finance costs, net (comprising finance income less finance cost) decreased by €1.0 million from a finance cost, net of €9.4 million in the third quarter of 2016 to a finance cost, net of €8.4 million in the third quarter of 2017 reflecting, in particular, favorable impacts resulting from repricing of our Term Loan at the beginning of the second quarter of 2017. During the third quarter of 2017 we incurred net foreign currency exchange losses of €0.8 million while we saw a net foreign currency loss of €0.1 million in same quarter of last year. Interest expenses decreased from €9.3 million in the third quarter of 2016 to €7.6 million the third quarter of 2017.
Finance costs, net (comprising finance income less finance cost) increased by €1.1 million from a finance cost, net of €27.0 million in the nine months of 2016 to a finance cost, net of €28.1 million in the nine months of 2017 reflecting, in particular, foreign exchange gains in the nine months of 2016 compared to foreign exchange losses in the nine months of 2017. Favorable impacts resulting from our voluntary debt repayment in first quarter of 2017 and the repricing of our Term Loan at the beginning of the second quarter were more than offset by the unfavorable foreign exchange rate impacts year over year. During the nine months of 2017 we incurred net foreign currency exchange losses of €3.4 million while we saw a net foreign currency gain of €4.0 million in the nine months of 2016. Interest expenses decreased from €30.9 million in the nine months of 2016 to €24.7 million the nine months of 2017.
Share of Profit or Loss of joint venture
Share of profit or loss of joint venture, which represents the dividend received from our German joint venture, remained stable at €0.1 million in the third quarter of 2017 compared to the third quarter of 2016.
Share of profit or loss of joint venture, which represents the dividend received from our German joint venture, remained stable at €0.4 million in the nine months of 2017 compared to €0.3 million in the nine months of 2016.
Financial Result
Financial result, comprising finance income, finance costs and share of profit or loss of joint venture improved by €1.0 million, or 10.5%, from a net expense of €9.3 million in the third quarter of 2016 to a net expense of €8.3 million in the third quarter of 2017, reflecting the factors discussed above.
Financial result, comprising finance income, finance costs and share of profit or loss of joint venture decreased by €1.0 million, or 3.6%, from a net expense of €26.7 million in the nine months of 2016 to a net expense of €27.7 million in the nine months of 2017, reflecting the factors discussed above.
Profit or Loss for the Period Before Income Taxes
Profit before income taxes for the third quarter of 2017 amounted to €20.1 million compared to a loss of €5.9 million in the third quarter of 2016, reflecting the factors described above, in particular the restructuring expenses recorded in the third quarter of 2016.
Profit before income taxes for the nine months of 2017 amounted to €70.1 million compared to a profit of €41.4 million in the nine months of 2016, reflecting the factors described above, in particular the restructuring expenses recorded in the third quarter of 2016.
Income Taxes
Income taxes in the third quarter of 2017 amounted to €7.1 million expenses compared to €2.0 million benefit in the third quarter of 2016 reflecting the profit or loss in these periods.
Income taxes in the nine months of 2017 amounted to €24.4 million compared to €15.3 million in the nine months of 2016 reflecting profit in these periods. For discussion of the effects on our effective tax rate of 34.8% for the nine months of 2017 compared to the expected group rate of 32%, we refer to Note 8. (Deferred and current taxes) above.
Profit or Loss for the Period
Profit for the third quarter of 2017 amounted to €13.0 million, a €16.8 million increase from the €3.8 million loss in the third quarter of 2016, reflecting the effects of the items discussed above in particular the net of tax restructuring expenses recorded in the third quarter of 2016.
Profit for the nine months of 2017 amounted to €45.7 million, and increased by €19.7 million from the €26.0 million in the nine months of 2016, reflecting the effects of the items discussed above, in particular the net of tax restructuring expenses recorded in the third quarter of 2016.

Contribution Margin (Non-IFRS Financial Measure)
Contribution margin decreased by €3.7 million, or 3.1%, from €115.9 million in the third quarter of 2016 to €112.2 million in the third quarter of 2017, reflecting the impact of an unfavorable feedstock mix in Rubber and foreign exchange translation effects partially offset by the increase in Specialty Carbon Black volumes.
Contribution margin increased slightly by €0.6 million, or 0.2%, from €351.5 million in the nine months of 2016 to €352.1 million in the nine months of 2017.
Adjusted EBITDA (Non-IFRS Financial Measure)
Adjusted EBITDA decreased by €0.9 million, or 1.7%, to €54.5 million in the third quarter of 2017 compared to €55.4 million in the third quarter of 2016, consistent with the development in Gross Profit offset by positive foreign exchange rate translation effects relating to below margin fixed costs.
Adjusted EBITDA increased by €4.6 million, or 2.7%, to €171.7 million in the nine months of 2017 compared to €167.1 million in the nine months of 2016, mainly reflecting the development of gross profit.
Specialty Carbon Black
Revenue of the Specialty Carbon Black segment increased by €11.8 million, or 12.4%, from €94.7 million in the third quarter of 2016 to €106.5 million in the third quarter of 2017, which reflects the higher volume growth and base price increases, offset in part by a negative foreign exchange translation impact and regionally related product mix.
Volume of the Specialty Carbon Black segment increased by 6.8 kmt, or 11.4%, from 59.7 kmt in the third quarter of 2016 to 66.6 kmt in the third quarter of 2017, mainly as a result of strong growth in Europe and North America as well as the expansion of sales of Specialty products from our facility in Qingdao, China. The Specialty business continues to benefit from increased global demand and further penetration of markets, with all regions showing strength.
Gross profit of the Specialty Carbon Black segment increased by €0.9 million, or 2.1%, from €43.4 million in the third quarter of 2016 to €44.3 million in the third quarter of 2017, reflecting the higher volume growth partially offset by a delay in recovering the impact of rising feedstock costs and a negative foreign exchange rate translation impact.
Adjusted EBITDA of the Specialty Carbon Black segment increased by €1.1 million, or 3.2%, from €33.2 million in the third quarter of 2016 to €34.3 million in the third quarter of 2017, reflecting the development of gross profit. Adjusted EBITDA margin in the third quarter of 2017 was 32.2% compared to 35.1% in the third quarter of 2016.
Revenue of the Specialty Carbon Black segment increased by €36.8 million, or 12.7%, from €289.8 million in the nine months of 2016 to €326.6 million in the nine months of 2017, which reflects the pass through of higher feedstock costs and volume growth.
Volume of the Specialty Carbon Black segment increased by 16.4 kmt, or 9.0%, from 182.3 kmt in the nine months of 2016 to 198.8 kmt in the nine months of 2017, reflecting increased demand in particular in Europe, America and the increased shift to Specialty Carbon Black products at our Chinese plant in Qingdao ("OECQ").
Gross profit of the Specialty Carbon Black segment decreased by €4.6 million, or 3.3%, from €137.5 million in the nine months of 2016 to €132.9 million in the nine months of 2017, reflecting the regional mix of volumes sold and the time lag in adjusting product prices to reflect higher feedstock costs.
Adjusted EBITDA of the Specialty Carbon Black segment decreased by €5.1 million, or 4.8%, from €106.4 million in the nine months of 2016 to €101.3 million in the nine months of 2017, essentially reflecting the development of gross profit.

Rubber Carbon Black
Revenue of the Rubber Carbon Black segment increased by €13.6 million, or 8.3%, from €165.0 million in the third quarter of 2016 to €178.6 million in the third quarter of 2017, as a result of the pass through of higher feedstock costs to customers on indexed price agreements, base price increases which offset the decline in volumes and negative foreign exchange rate translation effects.
Rubber industry demand remained strong during the quarter but as a result of the closure of our manufacturing facility in France, the impact of hurricane Harvey and the ongoing conversion of capacity in South Korea, our volumes declined by 11.0 kmt, or 5.1%, from 217.3 kmt in the third quarter of 2016 to 206.3 kmt in the third quarter of 2017.
Gross profit of the Rubber Carbon Black segment decreased by €2.8 million, or 7.1%, from €39.3 million in the third quarter of 2016 to €36.5 million in the third quarter of 2017 , as a result of an unfavorable feedstock mix, lower volumes partly related to hurricane Harvey and some negative foreign exchange rate translation impacts.
Adjusted EBITDA of the Rubber Carbon Black segment decreased by €2.0 million, or 9.1%, from €22.2 million in the third quarter of 2016 to €20.2 million in the third quarter of 2017, in line with gross profit offset by decreased below margin costs associated with positive foreign exchange rate translation impacts on below margin fixed costs, positive effects on costs as a result of closing the Ambès France facility and an ongoing focus on managing expenses. Adjusted EBITDA margin was 11.3% in the third quarter of 2017 compared to 13.4%, reflecting the impact of the pass through of higher feedstock costs on revenues as well as the Adjusted EBITDA development.
Revenue of the Rubber Carbon Black segment increased by €98.2 million, or 21.2%, from €464.0 million in the nine months of 2016 to €562.2 million in the nine months of 2017, as a result of the pass through of higher feedstock costs to customers on indexed price agreements, which offset the decline in volumes.
Volume for the Rubber Carbon Black segment decreased by 49.3 kmt, or 7.4%, from 665.0 kmt in the nine months of 2016 to 615.7 kmt in the nine months of 2017, largely as a result of the closure of the production facility in France, the ongoing conversion of capacity in Korea, the impact of hurricane Harvey and a prolonged maintenance turnaround in the US.
Gross profit of the Rubber Carbon Black segment increased by €8.1 million, or 7.2%, from €113.8 million in the nine months of 2016 to €121.9 million in the nine months of 2017 as a result of improved base prices and operational cost efficiency.
Adjusted EBITDA of the Rubber Carbon Black segment increased by €9.6 million, or 15.8%, from €60.8 million in the nine months of 2016 to €70.4 million in the nine months of 2017, essentially reflecting the development of gross profit and improvement in selling, general and administration costs. Our Adjusted EBITDA margin decreased to 12.5% in the nine months of 2017 compared to 13.1% in the nine months of 2016.

Liquidity and Capital Resources

	For the Three Months Ended Sep 30,		For the Nine Months Ended Sep 30,
	2017 in million EUR	2016 in million EUR	2017 in million EUR	2016 in million EUR
Cash flows from operating activities	35.9	44.9	97.0	147.7
Cash flows used in investing activities	(17.2)	(10.2)	(51.6)	(48.2)
Cash flows used in financing activities	(10.6)	(35.2)	(61.7)	(100.8)

Change in cash	8.1	(0.5)	(16.3)	(1.3)

Cash and cash equivalents at the end of the period	55.8	64.7	55.8	64.7
Third Quarter of 2017 Cash Flows
Cash inflows from operating activities in the third quarter of 2017 amounted to €35.9 million, consisting of a consolidated profit for the period of €13.0 million, adjusted for depreciation, amortization and impairment of property, plant and equipment of €20.4 million, exclusion of net finance cost of €8.4 million, and a cash decrease in net working capital of €10.1 million. Net working capital totaled €204.1 million at September 30, 2017, compared to €200.1 million as at June 30, 2017 and reflects €4.5 million foreign currency effects from translation into Euro.
Cash outflows from investing activities in the third quarter of 2017 amounted to €17.2 million and comprised expenditures for improvements primarily in the manufacturing network throughout the production system.
Cash outflows for financing activities in the third quarter of 2017 amounted to €10.6 million, comprised primarily a dividend payment of €10.0 million, our regular interest payments for our term loan facilities of €4.6 million and regular debt repayment of €1.7 million. These cash outflows were offset by cash inflows mainly related to local bank loans of €7.7 million.
Third Quarter of 2016 Cash Flows
Cash inflows from operating activities in the third quarter of 2016 amounted to €44.9 million, consisting of a consolidated loss for the period of €3.8 million, adjusted for depreciation and amortization of €30.7 million, exclusion of net finance cost of €9.4 million, and a cash decrease in net working capital of €9.2 million. Net working capital totaled €190.5 million at September 30, 2016, compared to €181.4 million as at June 30, 2016 and reflects €1.0 million foreign currency effects from translation into Euro.
Cash outflows from investing activities in the third quarter of 2016 amounted to €10.2 million and comprised expenditures for improvements primarily in the manufacturing network throughout the production system.
Cash outflows for financing activities in the third quarter of 2016 amounted to €35.2 million, comprised primarily a dividend payment of €10.0 million, our regular interest payments for our term loan facilities of €7.5 million, regular debt repayment of €1.8 million and voluntary debt repayment of €20.0 million.

Nine months of 2017 Cash Flows
Cash inflows from operating activities in the nine months of 2017 amounted to €97.0 million, consisting of a consolidated profit for the period of €45.7 million, adjusted for depreciation and amortization of €63.1 million, exclusion of net finance cost of €28.1 million, and a cash decrease in net working capital of €33.4 million. Net working capital totaled €204.1 million at September 30, 2017, compared to €181.9 million as at December 31, 2016 and reflects €13.3 million foreign currency effects from translation into Euro.
Cash outflows from investing activities in the nine months of 2017 were basically in line with expectation for the full year 2017 and amounted to €51.6 million and comprised expenditures for improvements primarily in the manufacturing network throughout the production system. We plan to continue financing our future capital expenditures with cash generated by our operating activities.
Cash outflows for financing activities in the nine months of 2017 amounted to €61.7 million, comprised primarily of dividend payments of €30.0 million, our regular interest payments for our term loan facilities of €16.1 million, €19.5 million voluntary debt repayment and regular debt repayments of €5.4 million. These cash outflows were offset by cash inflows mainly related to local bank loans of €7.7 million.
Nine months of 2016 Cash Flows
Cash inflows from operating activities in the nine months of 2016 amounted to €147.7 million, consisting of a consolidated profit for the period of €26.0 million, adjusted for depreciation and amortization of €70.3 million, exclusion of net finance cost of €27.0 million, and a cash increase in net working capital of €3.6 million. Net working capital totaled €190.5 million at September 30, 2016, compared to €183.0 million as at December 31, 2015 and reflects €0.1 million foreign currency effects from translation into Euro.
Cash outflows from investing activities in the nine months of 2016 amounted to €48.2 million and comprised expenditures for improvements primarily in the manufacturing network throughout the production system.
Cash outflows for financing activities in the nine months of 2016 amounted to €100.8 million, comprised primarily a voluntary debt repayment of € 40.0 million, a dividend payment of €30.0 million, our regular interest payments of €23.7 million and regular debt repayment of €5.4 million.
Net Working Capital (Non-IFRS Financial Measure)
We define Net Working Capital as the total of inventories and current trade receivables, less trade payables. Net Working Capital is a non-IFRS financial measure, and other companies may use a similarly titled financial measure that is calculated differently from the way we calculate Net Working Capital. The following tables set forth the principal components of our Net Working Capital as of the dates indicated.

	Sep 30, 2017	Jun 30, 2017	Dec 31, 2016
	in million EUR	in million EUR	in million EUR
Inventories	116.6	125.2	114.4
Trade receivables	195.7	202.3	190.5
Trade payables	(108.2)	(127.5)	(122.9)

Net Working Capital	204.1	200.1	181.9
Our Net Working Capital position can vary significantly from month to month, mainly due to fluctuations in oil prices and receipts of carbon black oil shipments. In general, increases in the cost of raw materials lead to an increase in our Net Working Capital requirements, as our inventories and trade receivables increase as a result of higher carbon black feedstock costs and related sales levels. These increases are partially offset by related increases in trade payables. Due to the quantity of carbon black oil that we typically keep in stock, such increases in Net Working Capital occur gradually over a period of about three months. Conversely, decreases in the cost of raw materials lead to a decrease in our Net Working Capital requirements over the same period of time. Based on 2016 Net Working Capital requirements, we estimate that a $10 per barrel movement in the Brent crude oil price correlates to a movement in our Net Working Capital of approximately €19-21 million within about a three month period. In times of relatively stable oil prices, the effects on our Net Working Capital levels are less significant than Net Working Capital swings in an environment of high price volatility. As of September 30, 2017, Net Working Capital increased to €204.1 million compared to €200.1 million as of June 30, 2017.

Definition of “Adjusted EBITDA”

“EBIT” (operating result) is defined as profit or loss for the period before income taxes and finance income and finance costs. “EBITDA” is defined as EBIT before depreciation, amortization and impairment losses. For management reporting purposes and as defined in the credit agreement governing our term loans “Adjusted EBITDA” is defined as EBITDA adjusted for acquisition related expenses, restructuring expenses, consulting fees related to Group strategy, share of profit or loss of joint venture and certain other adjustments. The Company believes that each of these items have less bearing on its performance of the underlying core business. “Adjusted EBITDA” is the management’s measure of the segment result.

Reconciliation of profit or loss	In EUR k		In EUR k
	For the Three Months Ended Sep 30,		For the Nine Months Ended Sep 30,
	2017	2016	2017	2016
Profit or (loss) for the period	13,024	(3,840)	45,680	26,015
Add back Income taxes	7,052	(2,023)	24,410	15,337
Profit or (loss) before taxes	20,076	(5,863)	70,090	41,352
Add back finance costs	18,863	15,609	58,865	46,080
Deduction share of profit of joint ventures	(121)	(121)	(363)	(298)
Deduction other finance income	(10,442)	(6,214)	(30,794)	(19,036)
Earnings before taxes and finance income/costs (operating result (EBIT))	28,376	3,411	97,798	68,098
Add back depreciation, amortization and impairment of intangible assets and property, plant and equipment (1)	20,376	30,724	63,096	70,276
EBITDA	48,752	34,135	160,894	138,374
Add back share of profit of joint venture	121	121	363	298
Add back restructuring expenses (2)	810	17,603	1,477	17,603
Add back consulting fees related to Group strategy (3)	918	297	1,887	2,063
Add back long term incentive plan	2,649	1,297	5,634	2,212
Add back other adjustments (4)	1,228	1,972	1,402	6,578
Adjusted EBITDA	54,478	55,425	171,657	167,128
(1) Includes €10.3 million impairment of fixed assets at our Ambès, France plant for the three and nine months ended September 30, 2016 following the decision to cease production by December 31, 2016.
(2) Reflecting the cost in connection with our global rubber footprint restructuring.
(3)    Consulting fees related to the Group strategy include external consulting fees from establishing and implementing our operating, tax and organizational strategies.
(4) Other adjustments (for items with less bearing on the underlying performance of the Company's core business) in the three months ended September 30, 2017 mainly relate to hurricane Harvey flooding in our Kingwood, Texas office and Orange, Texas plant of €0.8 million and costs in connection with our EPA enforcement action of €0.4 million. Other adjustments in the nine months ended September 30, 2017 include costs in connection with our EPA enforcement action of €1.6 million and hurricane Harvey flooding in our Kingwood, Texas office and Orange, Texas plant of €0.8 million, partially offset by a reimbursement following a successful objection against reassessed real estate transfer taxes in Germany of €1.3 million. Other adjustments (for items with less bearing on the underlying performance of the Company's core business) in the three months ended September 30, 2016 primarily relate to costs of €0.7 million in connection with our EPA enforcement action and cost of €0.5 million associated with the integration OECQ, which was acquired in the last quarter of 2015. Another €0.6 million are related to cost incurred during a production disruption in the Ambès, France plant. Other adjustments in the nine months ended September 30, 2016 primarily relate to costs of €3.5 million associated with our EPA enforcement action (including accrued expenses for penalties and mitigation projects), €1.6 million in connection with the OECQ integration as well as €0.5 million related to expenses recorded for the deductible of insurance claims arising from the flooding in our Orange, Texas plant. Another €0.6 million of expenses are related to cost incurred during a production disruption in the Ambès, France plant.